MICRO FOCUS

RECEIVED

2008 JUN -5 P 2:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08003072

SUPPL

May 31, 2008

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package are:

1. Form 88(2) dated April 29, 2008 – "Return of Allotment of Shares"
2. Form 88(2) dated April 29, 2008 – "Return of Allotment of Shares"
3. Form 88(2) dated May 2, 2008 – "Return of Allotment of Shares"
4. Form 363a dated May 21, 2008 – "Annual Return"

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

PROCESSED
JUN 10 2008
THOMSON REUTERS

Courtney L. Wood
Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com

Companies House
for the record

RECEIVED
2008 JUN -5 P 2:04
FICE OF INTERNA... CORPORATE FIN...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	04	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3900	2625	
Nominal value of each share	10 PENCE	10 PENCE	10 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	0.055110	0.05495	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	6525
UK Postcode EC3N 4DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 15/5/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
for the record

RECEIVED
2008 JUN -5 P 2:44
OFFICE OF ... CORPORATE ...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	04	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1125	1875	7200
Nominal value of each share	10 PENCE	10 PENCE	10 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	0.00337	0.00910	0.05551

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	10,200
UK Postcode EC3N 4DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 15/5/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	05	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	525		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05510		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 525
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 27/5/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange

DATACARE
SOFTWARE GROUP

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 5134647

Company Name in full Micro Focus International Plc

Date of this return
The information in this return is made up to

Day Month Year
2 1 / 0 5 / 2 0 0 8

Date of next return
If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
2 1 / 0 5 / 2 0 0 9

Registered Office
Show here the address at the date of this return.

The Lawn
22-30 Old Bath Road

Any change of registered office must be notified on form 287.

Post town: Newbury

County / Region: Berkshire, United Kingdom

UK Postcode: R G 1 4 1 Q N

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415 7222

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Equiniti Registrars

Aspect House, Spencer Road

Post town: Lancing

County/Region: West Sussex — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County/Region: — UK Postcode:

Company type

Please tick the appropriate box

- [x] Public limited company
- [ ] Private company limited by shares
- [ ] Private company limited by guarantee without share capital
- [ ] Private company limited by shares exempt under section 30
- [ ] Private company limited by guarantee exempt under section 30
- [ ] Private unlimited company with share capital
- [ ] Private unlimited company without share capital

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name

* Style / Title: Ms

Forename(s): Jane Caroline Grantham

Surname: Smithard

Address ††

Garden Flat

24 Sutherland Street

Post town: London

County/ Region: London — UK Postcode: SW1V 4LA

Country: England

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title	Mr
Date of Birth (Day / Month / Year)	09 / 04 / 1967
Forename(s)	Prescott Hillary
Surname	Ashe
Address †† ☐	2415 Bay Street
Post town	San Francisco
County / Region	CA94123
UK Postcode	
Country	United States
Nationality	United States Citizen
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title	Mr
Date of Birth (Day / Month / Year)	27 / 01 / 1965
Forename(s)	Nicholas Paul Seaton
Surname	Bray
Address †† ☐	143 Pack Lane
Post town	Basingstoke
County / Region	Hampshire
UK Postcode	RG22 5HN
Country	England
Nationality	British
Business occupation	Finance Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day Month Year): 2 5 / 0 4 / 1 9 5 6

Forename(s): David Caldwell

Surname: Dominik

☐ Address ††: 2733 Teton Pines Drive

Post town: Wilson

County / Region: WY83014

UK Postcode:

Country: United States

Nationality: United States Citizen

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day Month Year): 3 0 / 1 2 / 1 9 6 1

Forename(s): Stephen Paul Caulfield

Surname: Kelly

☐ Address ††: Two Oaks, 36 Esher Park Avenue

Post town: Esher

County / Region: Surrey

UK Postcode: K T 1 0 9 N X

Country: England

Nationality: British

Business occupation: CEO

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 30 / 01 / 1959

Forename(s): Kevin

Surname: Loosemore

Address ††: ☐ Park House

30 Albert Road

Post town: Cheltenham

County / Region: Gloucestershire

UK Postcode: GL52 2QX

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 18 / 09 / 1955

Forename(s): David Ossian

Surname: Maloney

Address ††: ☐ 64 Ledborough Lane

Post town: Beaconsfield

County / Region: Buckinghamshire

UK Postcode: HP9 2DG

Country: England

Nationality: British

Business occupation: Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Dr

Date of Birth (Day / Month / Year): 1 4 / 0 1 / 1 9 6 4

Forename(s): Paul

Surname: Pester

Address ††: ☐ Rectory Meadow

The Street, Bramerton

Post town: Bramerton

County / Region: Norfolk UK Postcode: N R 1 4 7 D W

Country: England **Nationality**: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 1 0 / 1 1 / 1 9 6 0

Forename(s): Tom

Surname: Skelton

Address ††: ☐ 9101 Tealby Place

Post town: Raleigh

County / Region: NC27615 UK Postcode:

Country: United States **Nationality**: United States Citizen

Business occupation: Company Director

DSG DATACARE SOFTWARE GROUP

List of past and present shareholders
Schedule to form 363a

CHFP029

Company Number 5134647

Company Name in full Micro Focus International Plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate)	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name SEE ATTACHED CD Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

	Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)*
Issued share capital Enter details of all the shares in issue at the date of this return.			
	Ordinary shares of 10p each	200,435,081	£ 20,043,508.10
	Totals	200,435,081	£ 20,043,508.10

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☑

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 27/05/2008

† a director/secretary

† Please delete as appropriate.

If you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International Plc
The Lawn, 22-30 Old Bath Road, Newbury, Berkshire
RG14 1QN Tel 01635 565353

DX number DX exchange

END